

August 29, 2013

Via E-mail
Mr. C.E. Rick Strattan
Chief Executive Officer
CTD Holdings, Inc.
14120 N.W. 126th Terrace
Alachua, Florida 32615

      RE: CTD Holdings, Inc.
             Form 10-K for the Year Ended December 31, 2012
             Filed March 14, 2013
             Response dated August 21, 2013
             File No. 0-25466

Dear Mr. Strattan:

We have reviewed your response letter dated August 21, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition, page 15

Liquidity and Capital Resources, page 17

1. In future filings, when discussing your plan to add additional drying capacity, please disclose the information supplementally filed with the staff in response to comment six of our letter dated August 8, 2013, including the intent to move forward with the plan if the existing dryer exceeds 70% utilization, the content of the plan, the costs of implementing it and proposed sources of financing, and the timeframe within which such additions may be completed.

You may contact Leland Benton, Staff Attorney at (202) 551-3791 or Jay Ingram, Legal Branch Chief at (202) 551-3397, if you have any questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant